United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                                     of the
                         Securities Exchange Act of 1934


                                For the month of


                                  December 2002


                        Valley of the Doce River Company
                 (Translation of Registrant's name into English)



                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                     (Address of principal executive office)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                   (Check One) Form 20-F  X   Form 40-F
                                         ---            ---


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                       (Check One) Yes       No  X
                                       ---      ---

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

                           [LOGO]    Companhia
                                     Vale do Rio Doce

                   EXTRAORDINARY GENERAL SHAREHOLDERS MEETING

                              PUBLIC NOTIFICATION

The Companhia Vale do Rio Doce (CVRD) Shareholders are invited to attend an Extraordinary General Shareholders Meeting of the Company to be held on December 27, 2002 at 10:00am at Avenida Graca Aranha # 26 - 19th floor, in this City, to approve the following issues set forth in the Order of the Day:

a) The Approval and Justification for consolidation of Valepontocom S.A., pursuant to articles 224 and 225 of Law Number 6404/76

b) The consolidation of Valepontocom S.A., at its book value as stated in its balance sheet of November 30, 2002, dispensing the Appraisal Report, without issuance of new shares.

For shareholders who will be represented by proxies, we request the remittance of said proxy instruments 48 (forty-eight) hours in advance of the scheduled meeting time for verifications of the legitimacy of said representation.

                       Rio de Janeiro, December 11, 2002.

                         Luiz Tarquinio Sardinha Ferro
                       Chairman of the Board of Directors

                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             COMPANHIA VALE DO RIO DOCE
                                                   (Registrant)


Date:  December 12, 2002

                                             By: /s/ Fabio de Oliveira Barbosa
                                                 -------------------------------
                                                  Fabio de Oliveira Barbosa
                                                  Chief Financial Officer